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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Ebix, Inc.

Full Name of Registrant

Former Name if Applicable

5 Concourse Parkway, Suite 3200

Address of Principal Executive Office (Street and Number)
Atlanta, Georgia 30328

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Ebix, Inc. (the “Company”) recently changed its independent registered public accounting firm and as a result the auditors required additional time to complete their review of the Company’s Form 10-K. The additional time required by the auditors to complete their review has delayed the Company’s completion of its Form 10-K and caused it to be unable to file its report within the prescribed due date without unreasonable effort and expense. The Company anticipates that it will be able to complete the audit in time to file its Form 10-K for the fiscal year ended December 31, 2008 prior to the reporting deadline provided by this extension.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert F. Kerris	(678)	281-2028
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, include an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Yes ☑ No ☐

The Company estimates that there will be an increase of approximately $16 million in the operating income for the twelve months ended December 31, 2008 from the $12.8 million in operating income reported for the twelve months ended December 31, 2007. The increase is primarily due to the integration of several acquisitions made during 2008 in combination with the continued growth in software and services revenues from existing domestic and international operations.

Ebix, Inc.
(Name of Registrant as Specified in Charter)
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/Robert F. Kerris

Robert F. Kerris
Chief Financial Officer